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                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                               SCHEDULE 13D


                Under the Securities Exchange Act of 1934





                       Security Federal Bancorp, Inc.
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                             (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
             --------------------------------------------------
                       (Title of Class of Securities)


                              81423P 10 3
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                            (CUSIP Number)


                            John F. Harvard
                     c/o Security Federal Bancorp, Inc.
                         2301 University Boulevard
                         Tuscaloosa, Alabama 35401
            --------------------------------------------------
               (Name, address and telephone number of person
              authorized to receive notices and communications)



                            October 16, 1996
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--
           (Date of event which requires filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]
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CUSIP No. 81423P 10 3          13D

1.     Name of reporting person:  John F. Harvard
       SSN of reporting person:  ###-##-####

2.    Check the appropriate box if a member of a group:
      (a)  [   ]
      (b)  [   ]

3.    SEC use only:



4.    Sources of funds:  PF; SC

5.    Check box if disclosure of legal proceedings is required
      pursuant to Items 2(d) or 2(e):  [   ]

6.    Citizenship or place of organization:  United States

Number of         7.   Sole Voting Power:  34,148
shares
beneficially      8.   Shared Voting Power:  0
owned by
each              9.   Sole Dispositive Power:  26,783
reporting
person with      10.   Shared Dispositive Power:  0

11. Aggregate amount beneficially owned by each reporting person:
      35,087 (includes 939 shares deemed owned under Rule 13d-
3(d))

12. Check box if the aggregate amount in Row 11 excludes certain shares:  [ X ]

13.   Percent of class represented by amount in Row 11:  5.2%

14.   Type of reporting person:  IN
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Item 1.    Security and Issuer.

The class of equity to which this statement relates is the Common
Stock, par value $.01 per share, of Security Federal Bancorp, Inc. (the "Issuer"), whose executive office is at 2301 University
Boulevard, Tuscaloosa, Alabama 35401.

Item 2.    Identity and Background.

     (a)    Name:  John F. Harvard

     (b)    Business Address:  2301 University Boulevard,
            Tuscaloosa, Alabama 35401

     (c)    Present Principal Occupation or Employment:
            President and member of the Board of Directors of the Issuer and its wholly owned subsidiary, Security
            Federal Bank (the "Bank").

     (d)    Criminal Proceeding Convictions:  None

     (e)    Securities Laws Proceedings:  None

     (f)    Citizenship:  United States of America

Item 3.     Source and Amount of Funds or Other Consideration.

The reporting person acquired beneficial ownership of such 35,087 shares as follows:

     (a) 33,573 shares were acquired on March 31, 1995 in the initial public offering of the Common Stock of the Issuer, of which 26,098 shares were acquired with personal funds of the reporting person and are held directly by the reporting person, 6,790 shares were acquired with funds held by the Issuer's profit sharing retirement plan for the account of the reporting person and are held by such plan for such benefit and 685 shares were acquired with funds held by the reporting person's self-directed individual retirement account ("IRA") and are held by such IRA for the benefit of the reporting person;

     (b) 575 shares were acquired on October 16, 1996 in open market purchases with funds held by the Issuer's profit sharing retirement plan for the account of the reporting person and are held by such plan for such benefit; and

     (c) 939 shares may or will be acquired within 60 days of the date of this statement, of which 671 shares may be acquired upon the vesting and exercise of options granted under the Issuer's Stock Option and Incentive Plan and 268 shares will be acquired without payment therefor upon
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          the vesting of shares awarded under the Issuer's
          Management Recognition Plan.

Item 4.   Purpose of Transaction.

The shares covered by this statement are being held for investment purposes. Depending upon a continuing assessment and upon future developments, the reporting person may determine, from time to time or at any time, to purchase additional shares of the Issuer or to sell or otherwise dispose of some of the shares. Other than in his capacity as the President and a member of the Board of Directors of the Issuer, the reporting person has no plans which relate to or would result in:

     (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (d) Any material change in the present capitalization or dividend policy of the Issuer;
     (e) Any other material change in the Issuer's business or corporate structure;
     (f) Changes in the Issuer's corporate charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
           Section 12(g)(4) of the Securities Exchange Act of
           1934; or
     (i)   Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

     (a) 35,087 shares are beneficially owned by the reporting person as of the date of this statement, representing 5.2% of the total shares issued and outstanding of the Issuer. The aggregate amount reported as beneficially owned in Row 11 does not include 3,761 shares that may not be acquired within 60 days of the date of this statement, of which 2,686 shares are subject to unvested options granted under the Issuer's Stock Option and Incentive Plan and 1,075 shares represent unvested shares awarded under the Issuer's Management Recognition Plan,
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           as to which the reporting person disclaims
           beneficial ownership. All excluded unvested options under the Stock Option and Incentive Plan and awards under the Management Recognition Plan plans vest annually in equal amount amounts ending on November 20, 1997-2000.

     (b) The reporting person has sole voting power over 34,148 shares and sole dispositive power over 26,783 shares.

     (c) On October 16, 1996 the Issuer's profit sharing retirement plan acquired 575 shares of the Common
           Stock at a price of $18.25 per share in open market purchases with funds held by such plan for the account of the reporting person.

     (d)   Not applicable.

     (e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer

The reporting person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, other than the following:

     (a)   The reporting person's self-directed Individual
           Retirement Account, which is subject to the standard terms offered by the brokerage firm that serves as the account trustee;

     (b) The Issuer's profit sharing retirement plan, which is filed as Exhibit 1;

     (c) The Issuer's Stock Option and Incentive Plan, which is filed as Exhibit 2 (for additional information, see the Issuer's proxy statement dated October 26, 1995
           (File No. 0-25728); and

     (d) The Issuer's Management Recognition Plan, which is filed as Exhibit 3 (for additional information, see the Issuer's proxy statement dated October 26, 1995
           (File No. 0-25728).

Item 7.    Material to be Filed as Exhibits.

The following materials are filed as exhibits to this statement:

     Exhibit 1: The Issuer's profit sharing and retirement plan is incorporated by reference to the Issuer's Registration Statement on Form S-1 (File No. 33-83912).
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     Exhibit 2:  The Issuer's Stock Option and Incentive Plan is
                 incorporated by reference to the Issuer's
                 Registration Statement on Form S-1 (File No.
                 33-83912).

     Exhibit 3:  The Issuer's Management Recognition Plan is
                 incorporated by reference to the Issuer's
                 Registration Statement on Form S-1 (File No.
                 33-83912).
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                           SIGNATURE
                           ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 28, 1996                   /s/ John F. Harvard
                                         ----------------------
                                         John F. Harvard